SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNUAL GENERAL MEETING OF

PORTUGAL TELECOM, S.G.P.S., S.A.

1st April 2005

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 3 OF THE AGENDA:
(Resolution on the allocation of profits)

1.	The net profit of the financial year ended on 31 December 2004 was in the amount of Euro 500,085,704.

2.

In accordance with the law and the company’s articles of association, 5% of the net profit of the financial year should be allocated to the legal reserve until the latter amounts to at least 20% of the share capital.

3.

In compliance with the law and the company’s articles of association, the Board of Directors proposes that Euro 25,004,286, corresponding to 5% of the net profit of the year, be allocated to the legal reserve.

4.

In view of Portugal Telecom’s present financial situation and assets and the aforementioned mandatory allocation of the net profit of the financial year, in the amount of Euro 500,085,704, the Board of Directors proposes that, of the remaining yearly net profit in the amount of Euro 475,08,418, an amount of Euro 66,811,650 be allocated to retained earnings and an amount of Euro 408,269,768 be paid by way of dividends, corresponding to a dividend of Euro 0,35 per share with respect to the total amount of issued shares.

5.

Also considering that the global amount of Euro 408,269,768, allocated in the preceding number for dividends, was calculated, as is standard practice, on the basis of a unit dividend per share issued (in the present case, Euro 0,35 per share), and that it is not possible to determine precisely the number of own shares that will be held in portfolio on the date of payment of dividends without limiting the company’s ability of intervention, namely in the increase of liquidity of its securities, it is hereby recommended, with regard to the resolution for distribution of dividends as provided for in number four herein:

a)	that each share issued be paid the dividend of Euro 0,35 that presided over the preparation of the proposal;

b)	not to pay, and to carry forward to a new account, the unit amount corresponding to the shares that belong to the company (own shares) on the first day of the dividend payment period.

6.

Also considering the right to a dividend vested in such shares as a result from exercising the right to convert convertible bonds issued, it is further recommended, with regard to the resolution for distribution of dividends as provided for in number four herein:

a)	that each share entitled to a dividend resulting from the exercise of the right to convert convertible bonds issued be paid the said amount of Euro 0,35 per share;

b)	that the payment in connection with each share resulting from the exercise of the right to convert convertible bonds issued be also carried out by using free reserves.

Lisbon, 2 March 2005

The Board of Directors

ANNUAL GENERAL MEETING OF

PORTUGAL TELECOM, S.G.P.S., S.A.

1st April 2005

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 5 OF THE AGENDA:
(Resolution on the acquisition and disposal of own shares, including the acquisition in connection with the share buyback programme)

Whereas

A)	the general regime applicable to commercial companies with regard to the purchase and disposal of own shares;

B)	the convenience for the company in being able to continue to make use, in the general terms, of the possibilities that are inherent to such operations;

C)

that the same interest exists also with regard to subsidiaries, which may even be obligated to purchase or dispose of company shares, namely as provided in the terms of issue of own securities, an interest which, without prejudice to the provision in Article 319, no. 3 of the Companies Code, is also convenient to provide for;

D)	that the Board of Directors made public its intention of developing a share buyback programme;

E)

that Regulation no. (CE)2273/2003 of the Commission, of 22 December 2003, establishing a special regime containing, in particular, exemption requirements from the general regime of market abuse for certain share buyback programmes, requirements which is convenient to be taken into account even in the case of acquisitions out of the scope of the programmes included therein,

Recommendation is made:

1)

To approve the purchase by the company, or by any subsidiaries, present or future, of own shares, including any rights to the purchase or attribution thereof, subject to a decision by the Board of Directors of the acquiring company and in the following terms:

a)

Maximum number of shares to be purchased: up to the limit corresponding to ten percent of the share capital, with deduction of any disposals made, without prejudice to such quantity as may be required for fulfilling the buyer’s obligations established by law, by contract or by an issue of securities, or arising from any contractual obligation to execute the company’s stock options plan, subject, if applicable, to subsequent disposal, as established by law, of such shares as may exceed the said limit, and without prejudice to the acquisition of own shares for the purpose of executing a resolution for a capital reduction resolved by the general meeting, in which case the specific limits stipulated in the reduction resolution shall
Subject to the requirements established by law and in this resolution, acquisition made by the Board of Directors within the scope of a share buyback programme is hereby approved, such acquisition being made in any of the forms established in this resolution, namely in subparagraph c) of this number 1). apply;

b)	Time during which the acquisition may be made: eighteen months from the date of this resolution;

c)

Forms of acquisition: subject to the terms and limits imperatively established by law, acquisition of shares, or rights of acquisition or attribution of shares, for a price, in any form, in a stock-exchange, and over-the-counter acquisition, in compliance with the principle of equality of shareholders as established by law, in particular from a financial institution (namely, Citigroup Global Markets Limited and ABN AMRO Bank N.V.) with which the company has entered into an equity swap agreement or other similar instruments, or acquisition at any title for, or by virtue of, the fulfilment of an obligation established by law or contract, or conversion or exchange of convertible or exchangeable securities issued by the company or a subsidiary, in accordance with the relevant terms of issue or any contracts executed with regard to any conversion or exchange;

d)

Minimum and maximum consideration of acquisitions: the price of onerous acquisition should fall within an interval of fifteen percent less or more with reference to the lower and the average trading price, respectively, of the shares to be purchased in the domestic exchanges during the 5 exchange sessions immediately preceding the date of purchase or the constitution of the right of acquisition or attribution of shares, or correspond to the acquisition price resulting from any contracted financial instruments, from the terms of issue, carried out by the company or any subsidiary, of securities convertible in, or exchangeable for, company shares, or from contracts entered into in connection with such conversions or exchanges;

e)

Time of acquisition: to be determined by the administrative body of the acquiring company, taking into account the situation of the securities market and the convenience or obligations of the purchaser, the company or any subsidiary thereof, and being made in one or more times and in such proportions as the said board of directors may stipulate.

2)	To approve the disposal of own shares that may have been acquired, subject to a resolution of the selling company’s administrative body and in the following terms:

a)

Minimum number of shares to be disposed of: the number corresponding to the minimum block of shares which at the time of disposal is legally stipulated for the shares of the company, or such lesser quantity as may be sufficient to fulfil any obligation undertaken by virtue of the law, a contract or the issue of other securities;

b)	Time during which the disposal may take place: eighteen months from the date of this resolution;

c)

Forms of disposal: subject to the terms and conditions imperatively established by law, onerous disposal in any form, in particular by sale or exchange, to be made at the stock exchange or over-the-counter to certain entities designated by the selling company’s administrative body, in compliance with the principle of equality of shareholders as established by law, in particular financial institutions counter-parties in derivatives agreements, or any gratuitous disposal within the scope of an attribution to employees, with a total maximum limit equal to the amount corresponding to 50 shares per employee or where the disposal is decided within the scope of, or in connection with, a proposal of allocation of profits or distribution of reserves in kind, without prejudice to, in the case of any disposal in fulfilment of an obligation or arising from the issue of other securities by the company or subsidiary, or of contracts related to such issue, or contractual obligation to execute the stock options plan of the company, it being made in accordance with the relevant applicable terms and conditions;

d)

Minimum price: a consideration of no more than fifteen percent below the average trading price in the domestic stock exchange of the shares to be disposed of during the 5 exchange sessions immediately preceding the date of disposal, or such price as may be stipulated or result from the terms and conditions of issue of other securities, namely convertible or exchangeable securities, or from any contract entered into in connection with such issue, conversion or exchange, in the case of a disposal arising therefrom;

e)

Time of disposal: to be determined by the administrative body of the selling company, taking into account the conditions of the securities market and the convenience or obligations of the seller, the company or any subsidiary, and made in one or more times and in such proportions as such administrative body may stipulate.

3)

To approve to indicate to the Board of Directors that, without prejudice to its freedom of decision and action within the scope of the resolutions in numbers 1 and 2, it takes into account, in the terms and depending on the circumstances that it deems relevant (and, especially, as regards acquisitions comprised in repurchase programmes aimed at the satisfaction of conversion rights of bonds or other securities, or stock options or similar rights, or others that may be the object of the Regulation referred in Whereas E)), in addition to the recommendations of the Comissão do Mercado de Valores Mobiliários at each moment in force, the following practices advisable as regards the acquisition and disposal of own shares under the authorizations granted in accordance with the previous numbers:

a)

public disclosure to the public, before the beginning of the acquisition and disposal operations, of the content of the preceding authorization, in particular, its goal, the maximum counter-value of the acquisition, the maximum number of shares to be acquired and the term authorized for such purpose;

b)	record maintenance of each operation carried out within the scope of the previous authorizations;

c)	public disclosure of the operations carried out until the end of the seventh day of the negotiation session following the date in which such operations take place;

d)

execution of the operations in conditions of time, form and volume that do not disturb the regular functioning of the market, namely trying to avoid its execution in sensitive moments of the negotiation, in particular, at the opening and closing of the session, in moments of disturbance in the market, in moments close to the disclosure of material events or of announcement of results;

e)

carrying out of the acquisitions at a price not higher than the highest of the last independent operation and of the independent offer of the greatest amount at the time of acquisition in the official listing market of Euronext Lisbon;

f)	limitation of the acquisitions to 25% of the daily average negotiation volume, or to 50% of such volume through communication to the competent authority and disclosure to the market;

g)	abstaining from disposal during the possible execution of a repurchase programme within the scope of Whereas E).

For such purpose, the Board of Directors may organize the separation of the acquisitions and their respective regimes, in particular depending on the programme in which they are integrated, informing of such separation in the respective public disclosure.

Lisbon, 2 March 2005

The Board of Directors

ANNUAL GENERAL MEETING

PORTUGAL TELECOM, SGPS, S.A.

1st April 2005

BOARD OF DIRECTORS’ PROPOSAL

ITEM 6 ON THE AGENDA:

Resolution on the amendment of numbers 2, 3, 5 and 6 of article 13 of the company’s articles of association, in compliance with corporate governance regulations;

Considering:

A)	The company’s permanent concern and the prominence and leading role it has always assumed in terms of corporate governance;

B)

That several of the Portuguese Securities Market Commission’s most recent recommendations on the governance of listed companies, which the company agrees to and adopts, have an effect on the company’s articles of association,

The following proposal is made:

To amend nos. 2, 3, 5 and 6 of article 13 of the company’s articles of association, that shall read as follows:

“Article 13
Participation and Voting Rights

1.	(…)

2.

Shareholders intending to be present at a general meeting must, no later than five working days prior to the respective meeting, demonstrate that their shares have been entered in a book-entry account, in addition to producing the declaration referred to in number twelve, within the same time frame.

3.

Holders of share certificates, when lawfully permitted and when intending to participate in a general meeting, must have their shares registered in their name in the company’s share registry, no later than five days prior to the date scheduled for the meeting, or, within the same time frame, demonstrate that such shares have been deposited with a financial intermediary, which shall be legally acceptable in lieu of such a registration, in addition to producing the declaration referred to in number twelve.

4.	(…)

5.

Each Euro 500 of share capital shall be entitled to one vote, with shareholders having less share capital being entitled to form groups, and arrange to be represented by one of the group’s members, in order to make up the number of shares required to exercise their voting rights.

6.

Votes in respect of all of the matters set out in a call to a general shareholders’ meeting may be cast by mail or electronic post, in accordance with the relevant terms and conditions set forth in such call to a meeting, with the chairman of the General Meeting being able to subject votes cast by electronic post to verification procedures in order to ensure that such terms and conditions were met.

7.	(…)

8.	(…)

9.	(…)

10.	(…)

11.	(…)

12.	(...)

13.	(…)

14.	(…)

15.	(…)

16.	(…)”

Lisbon, 10 February 2005

The Board of Directors

ANNUAL GENERAL MEETING

PORTUGAL TELECOM, SGPS, S.A.

1st April 2005

BOARD OF DIRECTORS’ PROPOSAL

ITEM 7 ON THE AGENDA:
(PROPOSAL I)

(Resolution (i) on the anticipated future reduction of the company’s share capital, including on the reduction of up to Euro 116,648,505 for the purpose of releasing excess capital in connection with the continuation of the share buyback programme, by cancelling up to 116,648,505 company shares to be acquired further to this resolution, (ii) on connected reserves, and (iii) on the reduction of convertible bonds issued by the company and on the corresponding amendment to the articles of association (article 4 of the company’s articles of association));

Considering:

A)	That the board of directors has announced its intention of developing a significant share buyback programme;

B)

That a corresponding resolution to reduce share capital by the cancellation of company shares to be acquired up to the equivalent of 10% of then existing share capital was passed at the annual shareholders’ meeting of 2004;

C)

That, in light of the market conditions and in the execution of the resolution mentioned in B above, the company, prior to the date established in such resolution, acquired a total of 87,799,950 ordinary shares, corresponding to 7% of its then existing share capital, has cancelled such shares and executed the corresponding capital reduction;

D)

That the extension of the share buyback programme is justified in order to acquire the shares remaining from prior buyback program, which it was not possible to acquire in 2004, and to acquire and cancel up to an additional 10% of the share capital, including the shares whose intended acquisition was announced by the board of directors on 14 September 2004;

E)

That it is foreseen that the company is in a position to exclusively use assets which, in accordance with articles 32 and 33 of the Commercial Companies Code, could be distributed to shareholders, in order to repurchase shares in connection with the share buyback program; however, taking into account the current legal regime (namely that corporate creditors are protected by a means other than judicial authorisation), it is considered advisable that the capital reduction should be effected through the cancellation of company shares acquired further to this resolution;

F)

That, paragraph b), of number 2, of article 463 of the Commercial Companies Code requires the company to set up a special reserve in an amount equivalent to the nominal value of company shares to be cancelled that have been acquired further to this resolution;

G)

That, pursuant to the terms and conditions of certain bond issuances, the share buyback program and related capital reduction may impact the conversion price of convertible bonds issued by the company.

The following proposal is made:

1)

To reduce the share capital by Euro 116,648,505 through the cancellation of 116,648,505 company shares, with the shares to be cancelled being the shares to be acquired by the company further to this resolution and with the reduction intended for the special purpose of executing the share buyback programme and corresponding release of excess capital.

2)

To approve the acquisition of up to 116,648,505 ordinary shares in connection with the capital reduction mentioned in 1) above, which acquisition, including the quantities referred to, is in addition to and independent from acquisitions referred to in the general resolution on the acquisition and cancellation of company shares approved under Item 6 on the agenda of this meeting, with the terms and conditions of such general resolution applying to the acquisitions herein decided, with the following specific exceptions:

(a)	The acquisition period is the one referred to in 4);

(b)	The acquisitions shall exclusively be made on a stock exchange, with the exception of the 50 class A shares referred to in number 3 of this resolution.

3)

That, the capital reduction not being limited to a certain class of shares, the shares to be acquired under the preceding number 2 may include 50 class A shares, in the event that the relevant public shareholding entity(ies) should intend to sell them, provided that this is executed in due compliance with the legal requirements applicable to such capital reduction, which in this case require that the number of ordinary shares to be acquired are reduced to a number corresponding to the difference between the total number referred to in number 2 and the number of class A shares acquired.

4)

That an acquisition period of up to 23 December 2005 should be established for the acquisitions referred to in numbers 2 and 3 (provided that the full acquisition of up to 116,648,505 shares has not been completed prior to that date), with the total capital reduction being limited to the amount comprising the number of company shares which have been acquired and cancelled up to such date.

5)

That the other procedural terms of the reduction be fixed by the board of directors, without, however, prejudice to other matters resulting from the rules in force, namely Commission Regulation (CE) no. 2273/2003 of 22 September and CMVM recommendations on a company’s acquisition of its own shares, the board of directors being bound, with a view to limiting the board of directors’ discretionary authority, to comply with the following minimum procedures and parameters:

(a)	The placement of at least one buy order per week;

(b)	The total number of orders in each week not to be less than 10% of the average daily trading volume in the 5 immediately preceding stock market sessions; and

(c)	The total buy orders to permit the completion of the acquisition of not less than the amount referred to in number 1 of this proposal.

6)

To approve the setting up, to the extent required by paragraph b), of no. 2 of article 463 of the Commercial Companies Code, of a special reserve in the amount of up to Euro 116,648,505, which is the nominal value of company shares to be cancelled, acquired pursuant to the execution of this resolution.

7)

To approve the eventual readjustment of the conversion ratio of the convertible bonds issued by the company, whose issue was approved by a resolution of the shareholders’ meeting of 5 February 2001 and by the board of directors' resolutions of 22 and 29 November 2001, under the terms contained in the conditions for issuance of such bonds, to be created under this resolution and calculated and executed by the board of directors.

Lisbon, 2 March 2005

The Board of Directors

ANNUAL GENERAL MEETING
PORTUGAL TELECOM, SGPS, S.A.
1 April 2005
BOARD OF DIRECTORS’ PROPOSAL

ITEM 7 ON THE AGENDA:

(PROPOSAL II)
(Resolution (i) on the an anticipated future reduction of the company’s share capital, including on the reduction of up to Euro 116,648,505 in share capital, for the purpose of releasing excess capital in connection with the continuation of the share buyback programme, by cancelling up to 116,648,505 company shares to be acquired further to this resolution, (ii) on connected reserves, and (iii) on the reduction of convertible bonds issued by the company and on the corresponding amendment of the articles of association (article 4 of the company’s articles of association));

Considering:

Tthe resolution on a share capital reduction passed by this meeting, in respect of this item on the agenda.

The following proposal is made:

1)

As a consequence of the capital reduction resolution and effective as from the date thereof, to amend numbers 1 and 2, paragraph a) of article 4 of the company’s articles of association, to read as follows:

“ARTICLE FOUR
Share Capital”

1.	The company shall have a fully paid up share capital of Euro 1,049,836,545.
2.	The company’s share capital comprises 1,049,836,545 shares with a nominal value of one euro each, with the following distribution:
a) 1,049,836,045 ordinary shares;
b) (...)”

2)

That the wording of numbers 1 and 2, paragraph a) of article 4 of the company’s articles of association, now approved, should be considered automatically and proportionally readjusted if the share capital reduction, effectively executed, is less than for the full amount;

3)	That the board of directors be authorised to consider that this resolution has been adopted contemporaneously with the resolution on the reduction of share capital.

Lisbon, 10 February 2005

Board of Directors

ANNUAL GENERAL MEETING
PORTUGAL TELECOM, SGPS, S.A.
1 April 2005
BOARD OF DIRECTORS’ PROPOSAL

ITEM 7 ON THE AGENDA:
(PROPOSAL III)

(Resolution (i) on the anticipated future reduction of the company’s share capital, including on the reduction of up to Euro 116,648,505 in share capital, for the purpose of releasing excess capital in connection with the continuation of the share buy back programme, by canceling up to 116,648,505 company shares to be acquired further to this resolution, (ii) on connected reserves, and (iii) on the reduction of convertible bonds issued by the company and on the corresponding amendment of the articles of association (article 4 of the company’s articles of association));

Considering:

A)	The capital reduction resolution passed by this meeting, in respect of this item of the agenda;

B)	That the company has entered into and has derivatives agreements in force that may result in the acquisition by the company of its own shares;

C)	That such an acquisition could be of corporate interest and may increase the flexibility of the capital reduction or assist in the completion of the capital reduction;

D)	Such contribution should be limited, however, to shares whose original acquisition from the shareholders took place in the stock exchange,

The following proposal, which is in addition to and autonomous from the capital reduction resolution approved by this meeting, is made:

The acquisitions to be made in connection with the company’s share buyback program, which is the subject of the resolutions passed today, may also, in order to increase the flexibility of or complete the repurchase of shares, include, to the extent permitted by law, the company’s acquisition of its own shares from counterparties in derivatives agreements providing for the acquisition of the company’s own shares, but always, in addition to compliance with the applicable legal requirements, in accordance with a limitation on the number of shares not higher than the number of shares originally acquired in the stock market by the respective counterparty.

Lisbon, 2 March 2005

The Board of Directors

ANNUAL GENERAL MEETING OF
PORTUGAL TELECOM, S.G.P.S., S.A.

1st April 2005

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 7 (PROPOSAL IV) OF THE AGENDA:

(To resolve on a possible reduction of the share capital, namely a reduction of up to 116.648.505 euros, with the purpose of releasing exuberant capital in connection with the maintenance of the share buyback programme, through the cancellation of up to 116.648.505 own shares to be acquired in the execution of the resolution, as well as on related reserves, reflection of the reduction in issues of convertible bonds issued by the company and on the corresponding amendment to the articles of association (article no. 4 of the articles of association)

Whereas:

A)

The share capital reduction resolved by this general meeting may lead, as an automatic effect, to the percentage enlargement of shareholders’ participation, namely of those who do not dispose of shares to be cancelled;

B)

Article 9 of the articles of association establishes that shareholders directly or indirectly with activity competing with the activity developed by companies controlled by Portugal Telecom, SGPS, S.A. cannot, without the general meeting’s authorization, hold ordinary shares representing more than ten percent of the share capital, the excess being subject to redemption, in accordance with number 4 of the referred article 9;

C)

In this context it seems reasonable and adequate, if the shareholders with competing activity, as provided in article 9 of the articles of association, exclusively by virtue of the share capital reduction, surpasses the holding of 10% of the share capital, not to apply the referred redemption to the exceeding shares, but only to the extent that it is the direct consequence of the share capital reduction resolved by this general meeting and always without prejudice to the limitation of the vote counting to 10%, as foreseen in article 13 of the articles of association,

Recommendation is made:

Not to subject to redemption in accordance with numbers 3 and 4 of article 9 of the articles of association, without prejudice to the limitation to the vote counting foreseen in article 13, held by shareholders directly or indirectly with activity competing with the activity developed by companies controlled by Portugal Telecom, SGPS, S.A., exceeding 10% of the share capital of the company after the share capital reduction resolved by this general meeting has been executed, the final amount of the shares to which the non-application of the redemption refers being determined according to the final amount of the share capital reduced, corresponding to the percentage enlargement which is exclusively and directly the result of the share capital reduction.

Lisbon, 2nd March 2005

The Board of Directors,

ANNUAL GENERAL MEETING OF
PORTUGAL TELECOM, S.G.P.S., S.A.

1st April 2005

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 8 OF THE AGENDA:

(Resolution, pursuant to article 8, no. 4 of the articles of association, on the parameters applicable in case of an issue of bonds convertible into shares as may be resolved by the Board of Directors, as well as on the issues of convertible bonds already carried out by the company)

Whereas:

A)

The convenience of pursuing the continued strengthening of Portugal Telecom, SGPS, S.A.’s shareholders’ equity, aiming at sizing it to adequate levels that enable sustaining the company’s business and internationalisation plans, which requires resorting to public funds on a diversified and broad funding basis;

B)

That the internationalisation and diversification of the company’s funding sources and shareholding base is a factor of reinforcement of solidity and autonomy, the promotion of which is of the utmost interest;

C)

That in this context it appears convenient to keep the options open for a possible new issue, by a external subsidiary of Portugal Telecom, SGPS, S.A. and possibly with a guarantee or support from the latter, of bonds or other securities to be placed, in particular, with specialised segments of international institutional investors, securities which under certain conditions confer on the investors the right of conversion into or exchange for Portugal Telecom, SGPS, S.A.’s ordinary shares (exchangeable securities), thus resuming the experience of two issues made earlier with considerable international success;

D)

That for preserving such openness it is important to create the legal mechanisms that would enable the external subsidiary carrying out such issue of exchangeable securities to have access to such Portugal Telecom, SGPS, S.A.’s ordinary shares as may be required to meet the exchanges that would take place;

E)

That within the Portuguese legal framework, and as in the two issues previously made by Portugal Telecom International Finance, B.V., the said capacity of the subsidiary issuing exchangeable securities to have access to the ordinary shares, if and when required, in order to fulfil the undertakings of optional exchange by the investors, involves a resolution to issue and place at the service of such international issue a suitable number of Portugal Telecom, SGPS, S.A.’s convertible bonds that may give rise, at such times and quantities as needed, to new shares;

F)

That the possibility of implementing the said issue also requires, as provided in the company’s articles of association, that the parameters applicable to the issue of Portugal Telecom, SGPS, S.A.’s convertible bonds, which support the international issue of exchangeable securities by a subsidiary, be henceforth approved by the general meeting without prejudice to any possible subsequent readjustments;

G)	That additional flexibility may be assured by means of a resolution conferring on the Board of Directors the power to determine the time of the issue, in one or more series.

Recommendation is made:

1)

To approve the possible issue by Portugal Telecom, SGPS, S.A. of convertible bonds approved by resolution of the Board of Directors, as provided for in the law and in the articles of association and in accordance with the following main parameters, without prejudice to any adaptation or development as may be decided by the Board of Directors, namely considering the final characteristics of the issue of convertible or exchangeable securities that it may support:

Amount of the issue:	Up to the maximum aggregate amount of or the currency equivalent to Euro 600,000,000.

Interest rate:	To be defined in accordance with the market conditions on the date of the issue.

Repayment:	One single final maturity at par, with possibility for early repayment at the option of the issuer, in particular from the end of the third year.

Conversion base:

The number of bonds required for conversion of the bonds’ nominal amount in cash into one share shall be determined by the conversion price, calculated by adding a conversion premium to the market price in the domestic stock exchange of one share at the time of issue.

The anticipated conversion premium, to be adjusted at the time of the issue in accordance with the market conditions, shall not be less than 20% of the trading price considered, which could be the Euronext Lisbon closing price in the session immediately before the date of issue (or of issue of the first series), subject to anti-dilution clauses as are usual in the market.

The conversion price initially determined shall prevail during the whole period of the issue, without prejudice to any possible readjustment by application of anti-dilution clauses as are usual in the market, in situations regulated in the issue resolution and under the terms or formulas stipulated therein.

Potential capital increase:

The maximum number of ordinary shares that can be initially issued in the increase or increases of capital as are implicit in the resolution of issue of convertible bonds may not exceed the equivalent to 5% of Portugal Telecom, SGPS, S.A.’s share capital at the date of the resolution, without prejudice to the possibility of being exceeded at a later time as a result of subsequent readjustments to the conversion price referred to in the preceding paragraph.

Terms the conversion:

of The conversion may be requested daily, after an initial term stipulated in the resolution of issue, such periods of time stipulated in the resolution of issue being deemed a “conversion period” as provided in and for the purposes of article 370, number 1, subparagraph b) and number 3, subparagraph a) of the Companies Code.

Class:	The conversion or exchange shall be made exclusively with ordinary shares.

Issue:	In one time only or in series, determined by the Board of Directors.

2)

To approve forthwith, as a result of the issue of convertible bonds in the final terms as stipulated, such capital increase or increases as may be required to meet any applications for conversion requests which may be submitted.

3)	This resolution is conditional upon publication and coming into effect of legal statute developing the legal regime provided in Law no. 11/90 of 5th April.

Lisbon, 2 March 2005

The Board of Directors

ANNUAL GENERAL MEETING OF
PORTUGAL TELECOM, S.G.P.S., S.A.

1st April 2005

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 9 OF THE AGENDA:
(Resolution on the suppression of the shareholders’ pre-emption right in the subscription of a possible issue of convertible bonds as stated in item 8 of this agenda which may take place by resolution of the Board of Directors)

Whereas:

A)	The resolution adopted by this meeting, within the scope of item 8 of the Agenda, approving the parameters for the issue of convertible bonds to be resolved by the Board of Directors;

B)	The contents of the explanatory report organized by the Board of Directors as provided in article 366, no. 2, subparagraph c), article 367, no. 2 and article 460 of the Companies Code,

Recommendation is made:

1)

Bearing in mind that the issue of convertible bonds as may be resolved by the Board of Directors, which parameters and implicit share capital increase have been approved within the scope of item 8 of this meeting’s Agenda, is intended to support the issue to be made by a external subsidiary of Portugal Telecom, SGPS, S.A. as provided therein, to waiver the shareholders’ right of pre-emption in the subscription of the possible issue of convertible bonds;

2)

That, therefore, the possible issue be made for subscription in its entirety by a external subsidiary of Portugal Telecom, SGPS, S.A. to make in the international market an issue of securities convertible into or exchangeable for ordinary shares of Portugal Telecom, SGPS, S.A., in particular the company Portugal Telecom International Finance, B.V., or another company wholly owned, directly or indirectly, by Portugal Telecom, SGPS, S.A., either existing or to be incorporated, or by financial institution undertaking to place the said convertible bonds at the service of the conversion or exchange applications arising from such issue.

Lisbon, 2 March 2005

The Board of Directors

ANNUAL GENERAL MEETING OF
PORTUGAL TELECOM, S.G.P.S., S.A.

1st April 2005

REPORT WITH REGARD TO ARTICLES 366, NO. 2, C), 367, NO. 2 and 460
OF THE COMPANIES CODE

I

JUSTIFICATION OF THE PROPOSAL OF
SUPRESSION OF THE PRE-EMPTION RIGHT

This report discusses the possible issue, by a fully owned external subsidiary of Portugal Telecom, SGPS, S.A., and possibly under a guarantee from Portugal Telecom, SGPS, S.A., of bonds which give to the investors, under certain conditions, the right of conversion into or exchange for Portugal Telecom, SGPS, S.A.’s ordinary shares.

In order to enable and support such possible issue, a proposal for discussion and approval has been submitted to Portugal Telecom, SGPS, S.A.’s General Meeting with regard to the issue by Portugal Telecom, SGPS, S.A. of bonds convertible into shares in the amount of up to Euro 600,000,000, for subscription in its entirety by a fully owned external subsidiary of Portugal Telecom, SGPS, S.A. that will make in the international market an issue of securities convertible into or exchangeable for Portugal Telecom, SGPS, S.A.’s ordinary shares, or by a financial institution, in order to place such convertible bonds at the service of the conversion or exchange obligations arising from such issue in the international market.

In the configuration proposed by the Board of Directors – proposal which, together with this report, is open for inspection by the shareholders during the legal term prior to the date of the general meeting and which is set forth herein – the issue of convertible bonds shall therefore necessarily require the waiver of the shareholders’ right of pre-emption, based on reasons of corporate interest which justifiy and unequivocally recommend its approval.

Multiple reasons led to the selection – and proposal to the shareholders, as regards the approval of parameters and the exclusion of their right of pre-emption – of this particular form of funding, the configuration of which naturally requires the same to be oriented to the exterior of the circle of pre-existing shareholders.

And all those reasons are in fact clearly confirmed by the success accomplished in the two similar issues made earlier by Portugal Telecom International Finance, B.V.

Firstly, one must bear in mind that the expansion of Portugal Telecom, SGPS, S.A. shareholder’s equity, aiming at sizing it to adequate levels that enable sustaining the company’s business and internationalization plans, has required, and will continue to require, resorting to public funds which, in view of the continued increase in the size of the institution, demands a broader and more diversified funding basis.

Therefore, in view of the present situation and the absorption capacity of the domestic capitals market – especially the convertible securities investors market, a segment with a reduced development in Portugal – it became crucial to consider the placement, e.g. in the international market with specialized sectors of institutional investors, of issues of securities with the dimension of the present issue, with characteristics that, without excessive limitation by rigidity factors connected with the internal setting, may adjust to those of the financial products normally accepted in such markets.

Also, the taking of public funds of this dimension in the external markets always has the effect of enhancing the divulgation of the issuing company’s image and its visibility in the financial community and international markets (through the qualified research that it originates and the means used in promoting the issue), thus reinforcing the company’s international prestige and credibility, and its negotiating strength as a participant in such international markets.

Thirdly, and considering the effective conversion that may occur, it should be pointed out that the continuation of the internationalization and diversification of Portugal Telecom, SGPS, S.A.’s shareholders base is a strengthening factor of solidity and autonomy of the utmost interest for the company – which this issue is mostly likely to bring about – both in the perspective of geographic dispersion and diversification of investors, thus creating and enhancing an additional market capable of increasing the liquidity of the securities and broaden the options for future funding needs.

II

FORM OF ALLOCATION AND CONDITIONS OF RELEASE
OF THE CONVERTIBLE BONDS

The convertible bonds to be issued shall be for initial subscription in their entirety by an external subsidiary of Portugal Telecom, SGPS, S.A., namely Portugal Telecom International Finance, B.V. or other company already existing or to be incorporated (or by a financial institution acting on its instructions as agent for the issue and undertaking under contract to place the issue at the service of fulfilling the applications for conversion or exchange, within the scope of the issue to be carried by the external subsidiary), that will promote in the international market an issue of securities exchangeable for Portugal Telecom, SGPS, S.A.’s ordinary shares.

The entirety of the bonds that constitute the issue shall be fully paid up at the time of subscription.

III

ISSUE PRICE AND CRITERIA FOR ITS DETERMINATION

The convertible bonds issue price will be equal to the respective nominal value, that is, the bonds will be issued at par, with a nominal value of Euro 5,000 each, or such other value as may be stipulated in the final conditions of the issue, in such a manner as to adjust it to the final value in the international issue that it is intended to support.

With regard to the bases of possible conversion into shares of the bonds issued, one should first and foremost bear in mind that, given the characteristics and purposes of the operation, these are not conversion bases for an external reach, that is, oriented to the market, but rather instrumental conversion bases, that is, directed solely to give the subsidiary company issuing exchangeable securities into the market access to the shares needed. It is however of the utmost convenience, although the conversion price in question defines only an internal relation between the two issues, that this issue reflects to the greatest possible extent (with any subsequent adjustments if necessary) the final conditions of the issue that will be placed in the market by the said Portugal Telecom, SGPS, S.A.’s subsidiary.

Therefore, having this instrumental nature – and maybe even an anticipatory nature as far as the final conditions of placement in the market are concerned – and as stated in the proposal submitted to the general meeting, the number of bonds needed for conversion into one share shall be determined by the “conversion price”, calculated by adding a “conversion premium” to the market price at the domestic stock exchange of one share of Portugal Telecom, SGPS, S.A. at the time of the issue.

The issue premium, to be finally established at the time of the issue, shall correspond to an interval determined by the conditions of the market, but is not in any case expected to be less than 20% of the quotation that will be considered, namely Euronext Lisbon’s closing price in the session immediately preceding the date of issue (or of issue of the first series), subject to anti-dilution clauses as are usual in the market.

The initial conversion price so established will prevail for the whole duration of the issue, without prejudice to any readjustment thereto, including any automatic readjustment in certain conditions to be established in the terms of issue (e.g. structural changes in the issuing company) and in accordance with formulas also provided therein, within the scope of anti-dilution clauses as are usual in international markets.

In any case, and as stated in the resolution of approval of general parameters passed by the meeting, the amount of the implicit initial capital increase may not exceed the equivalent to 5% of Portugal Telecom, SGPS, S.A.’s share capital on the date of the resolution, without prejudice to the possibility of being exceeded at a later time as a result of subsequent readjustments to the conversion price referred to in the preceding paragraph.

Lisbon, 2 March 2005

The Board of Directors

ANNUAL GENERAL MEETING OF
PORTUGAL TELECOM, S.G.P.S., S.A.

1st April 2005

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 10 OF THE AGENDA:
(Resolution on the issue of bonds and other securities of any nature by the Board of Directors, including the determination of value as provided in article 8, no. 3 and article 15, no. 1, subparagraph e) of the articles of association)

Whereas:

The provision in article 8, number 3 of the articles of association as well as a desirable flexibility in the company’s management until the forthcoming Annual General Meeting;

Recommendation is made:

To establish at Euro 1,500,000,000, or its equivalent in other currency or currencies at the date of issue, the amount provided in article 8, no. 3 of the articles of association for issue by the company, by resolution of the Board of Directors, of bonds, in any form, or other debt instruments, alone or (in the portion concerning the company) jointly with one or more companies in which the company holds, directly or indirectly, over 50% of the respective voting share capital, without prejudice to any issues made by such companies, with the exception of convertible bonds and bonds or other securities convertible into or exchangeable for PT’s shares, and bonds or other securities conferring a right to subscribe PT shares to which, even when issued by a subsidiary, the limits approved in each case by the general meeting shall apply should the said meeting decide to stipulate such limits, the parameters approved under the established in article 8, number 4 of the articles of association being applicable as regards the company.

Pending a new resolution of the general meeting, the amount hereby stipulated shall be valid until exhausted, being deemed incremented by the repayments or extinction of the securities made, being taken only into account, as usage of the amount established in the first paragraph of this resolution, in the case of commercial paper programmes, the portion of the maximum global amount of the programmes contracted (or any renewal or substitution thereof) which has been used at each moment, always deducting any repayments made.

Lisbon, 2 March 2005

The Board of Directors

ANNUAL GENERAL MEETING OF
PORTUGAL TELECOM, S.G.P.S., S.A.

1st April 2005

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 11 OF THE AGENDA:
(Resolution on the acquisition and disposal of bonds and other own securities)

Considering the convenience to the company and its subsidiaries to be able to use, in accordance with the law and common practice available to any company, the possibilities inherent to operations with own bonds;

Bearing in mind the characteristics of the bonds that can be issued by the company, including in connection with the issue of convertible or exchangeable securities made by the company or any subsidiary,

Recommendation is made:

1)

To approve, in any case where approval is legally required and subject to a resolution of the administrative body, the acquisition of own bonds, already issued or to be issued, in any of its forms, in the following terms:

a)	Maximum number of bonds to be acquired: the number corresponding to the total of each issue, without prejudice to the limits stipulated by law, deducting any disposals made;

b)	Time during which the acquisition may be made: eighteen months from the date of this resolution;

c)

Forms of acquisition: purchase, in any form, namely original purchase or onerous secondary acquisition for a price in a stock exchange in which the securities are listed or over-the-counter purchase, whether or not made through financial intermediaries, besides the cases of conversion of convertible bonds, and which may be followed by cancellation;

d)

Minimum and maximum consideration of acquisitions: the price of onerous secondary acquisition should be contained in an interval of fifteen percent less or more with reference to the lower and the average listing price, respectively, of the bonds to be purchased in the stock exchanges where the acquisition is made during the 5 exchange sessions immediately preceding to the acquisition.

In the case of an issue not listed in a domestic exchange and placed in the international market, that interval shall be with reference to the average purchase price quoted in the AIBD (Association of International Bond Dealers)’s “Bond Book” in the week prior to the acquisition, regardless of whether the bonds are listed in a foreign exchange or not.

In the case of an issue neither listed nor referenced in the said “Bond Book”, that interval shall be with reference to the estimated value calculated by a financial intermediary or independent consultant appointed by the Board of Directors.

In the case of an acquisition in connection or in compliance with the conditions of issue of other securities, or of a contract related to such issue, the price shall be that arising from the terms of such issue or contract;

e)

Time of acquisition: to be determined by the administrative body having regard to the situation of the market and the convenience or obligations arising from the law, contract or issue of other securities leading to the purchase, being made in one or more times and in such proportions as the administrative body may stipulate.

2)

To approve, except in the cases of conversion or redemption and subject to the specific authority of the administrative body, the disposal of own bonds including those that may have been acquired, subject to resolution of the administrative body and in the following terms:

a)

Minimum number of bonds to be disposed of: the number corresponding to the minimum block of shares which at the time of disposal is legally stipulated for the bonds of the company, or such lesser quantity as may be sufficient to fulfil any obligation undertaken by virtue of the law, a contract or the issue of other securities;

b)	Time during which the disposal may take place: eighteen months from the date of this resolution;

c)

Form of disposal: onerous disposal in any form, namely sale or exchange, to be made in a stock exchange or over-the-counter in favour of certain entities designated by the administrative body (in compliance, in the case of bonds convertible in shares, with the principle of equality of shareholders as provided in the law) or, in case of a disposal in connection with or for execution of a stock options programme or fulfilment of obligations undertaken arising from the law, the issue of other securities or a contract, including a contract related to the issue of convertible or exchangeable securities or to the conversion thereof, in the relevant terms and conditions;

d)

Minimum price: no more than fifteen percent below the prices stated in no. 1, subparagraph d) of this resolution, as applicable, or such other price as may be stipulated in accordance with the terms and conditions of a stock options programme or issue of other securities, including convertible securities, or of a contract related to such programme, issue or conversion, where the disposal is made in connection or in compliance with the respective applicable terms;

e)

Time of disposal: to be determined by the administrative body, taking into account market conditions and the convenience or obligations undertaken, and being made in one or more times and in such proportions as the administrative body may stipulate.

Lisbon, 2 March 2005

The Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2005

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.